FRESH ENTERPRISES, INC.
225 W. Hillcrest Drive
Suite 351
Thousand Oaks, California 91360

July 15, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:    Fresh Enterprises, Inc.
          Commission File No.: 333-86908
          Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Fresh Enterprises, Inc. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-86908, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2002.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, without par value per share, in connection with its initial public offering. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement. The Registrant desires to withdraw the Registration Statement because the Registrant has consummated a transaction with Wendy’s International, Inc. (“Wendy’s”) whereby Wendy’s has purchased all of the outstanding securities of the Registrant in an all cash transaction.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Anna M. Graves of Pillsbury Winthrop LLP, legal counsel to the Registrant, at (213) 488-7164.

Sincerely,

FRESH ENTERPRISES, INC.

/s/ Donald D. Breen

Donald D. Breen
Senior Vice President and Chief Financial Officer

cc:    Kara A. Sandler, Esq. (via fax)
        Anna M. Graves, Esq. (via fax)